

VIA FACSIMILE AND U.S. MAIL

June 16, 2006

Edward C. White
Senior Vice President and Chief Financial Officer
Owens-Illinois, Inc.
One SeaGate
Toledo, Ohio 43666

> **RE:** **Owens-Illinois, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 1-9576**
>
> **Owens-Illinois Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 33-13061**

Dear Mr. White:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an

amendment, all other revisions may be included in your future filings. Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K you filed for Owens-Illinois Group, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

2005 Non-Operational Items, page 46

Deferred Tax Valuation Allowance, page 46

2. You identify several factors that you considered in evaluating the adequacy of your valuation allowance. Please tell us more regarding the assumptions underlying your conclusions. Please revise your discussion in MD&A to provide additional detail regarding the facts and circumstances that resulted in the significant increase in your valuation allowance from 2004 to 2005.

Financial Statements

Consolidated Cash Flows, page 64

3. Please amend your Form 10-K to restate your statement of cash flows to reconcile from net income, rather than income from continuing operations, as required by paragraph 28 of SFAS 95. In addition, should you choose to reflect the cash flows related to your discontinued operations separately you must disclose the value of such cash flows included within each of the three categories individually. Please revise your statement of cash flows accordingly. Please refer to the Center for Public Company Audit Firms Alert 98 dated April 19, 2006 and footnote 10 of SFAS 95.

1. Significant Accounting Policies, page 65

Property, Plant and Equipment, page 66

4. The range of useful lives for your factory machinery and equipment of 5 to 25 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

9. Derivative Instruments, page 73

5. You have cross currency swaps and commodity futures contracts that are designated as cash flow hedges. However, you do not disclose the estimated net amount of existing gains or losses at December 31, 2005 that is expected to be reclassified into earnings within the next twelve months in accordance with paragraph 45(b)(2) of SFAS 133. Please revise your disclosure accordingly.

12. Convertible Preferred Stock, page 81

6. It is not clear whether the economic risks of the conversion feature of your convertible preferred is "clearly and closely related" to your convertible preferred stock. Please tell us how you accounted for the conversion feature of your convertible preferred stock. Please tell us what consideration you gave to paragraphs 12(a) through (c) and paragraph 61(l) of SFAS 133 in your evaluation of your conversion feature. Your disclosure indicates that your initial conversion rate of $0.9491 shares of common stock for each share of convertible preferred stock is subject to adjustment based on certain events. Please tell us and disclose these events that may result in adjustment to the conversion feature.

23. Acquisition of BSN Glasspack, S.A., page 106

7. The fair value of the assets acquired includes $48.1 million of intangible assets related to customer relationships that you will amortize over the next thirteen years. Please tell us how you determined that thirteen years is the appropriate useful life of your customer relationships. Please also tell us how you determined the value assigned to the customer relationships.

25. Accounts Receivable Securitization Program, page 108

8. Effective December 13, 2005 you expanded the capacity of your European accounts receivable securitization program. The terms of this expansion resulted in on-balance sheet accounting for the program. Please tell us how you account for the securitization transactions on your balance sheet and in your statement of cash flows before and after December 13, 2005. Please also tell us the amounts and the line items where the cash proceeds from these transactions are included in your statement of cash flows for each period presented through the most recent interim period. Please reference authoritative literature supporting your accounting in your response.

9. Please tell us the specific changes in the terms of your account receivable securitization program that resulted in the change from on-balance sheet to off-balance sheet accounting treatment. Please cite the appropriate accounting literature used to support your conclusions.

Owens-Illinois Group

Form 10-K for the Year Ended December 31, 2005

Financial Statements

17. Contingencies, page 83

10. You state on page 87 that you believe, based on your examination and review of such matters and experience to date, that such ultimate liability will not have a material adverse effect on your results of operations or financial condition. Please revise your disclosure to clarify whether you believe such ultimate liability will have a material adverse effect on your cash flows.

Financial Statements of Owens-Brockway Packaging Inc, Owens-Brockway Glass Container Inc and OI Plastic Products FTS, Inc

General

11. Where applicable, please address the comments above in your Owens-Brockway Packaging Inc, Owens-Brockway Glass Container Inc and OI Plastic Products FTS, Inc financial statements.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief